EXHIBIT 99.1

12
February 12, 2015
Mr. Terry Carter
Chief Executive Officer, President
Postrock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Re: Evaluation Summary
Postrock Energy Corporation Interests
Proved Reserves
As of December 31, 2014

Dear Mr.  Carter:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of December 31, 2014.  It is our understanding that the proved reserve estimates shown herein constitute 100 percent of all proved reserved owned by Postrock Energy Corporation.  This report, completed on February 12, 2015, has been prepared for use in filings with the SEC by PostRock Energy Corporation.

Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

			Proved
		Proved	Developed	Proved
		Developed	Non-	Un-
		Producing	Producing	Developed	Proved
Net Reserves
Oil/Condensate	-Mbbl	2,332.2	200.6	1,601.2	4,134.1
Gas	-MMcf	72,493.0	10,927.9	35,712.9	119,133.8
Revenue
Oil/Condensate	- M$	214,644.4	18,464.3	147,215.9	380,324.6
Gas	- M$	315,455.9	46,769.6	156,576.8	518,802.0
Severance and
Ad Valorem Taxes	- M$	33,038.5	4,358.3	18,967.4	56,364.2
Operating Expenses	- M$	199,991.8	16,388.2	81,127.8	297,507.8
Gathering Expenses	- M$	47,492.2	5,795.8	24,608.5	77,896.6

Evaluation Summary

Postrock Energy Corporation

Investments	- M$	0.0	9,603.4	86,868.5	96,471.9
Operating Income (BFIT)	- M$	249,578.0	29,088.1	92,220.4	370,886.3
Discounted @ 10%	- M$	161,057.6	12,696.5	21,947.2	195,701.2

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

As directed, hydrocarbon pricing of $4.35 per MMBtu and $94.99 per barrel was applied as of December 31, 2014 with no escalation.  Gas basis differentials of -$1.10 per MMBtu and -$0.03 per MMBtu were applied to the Appachalia and Cherokee Basin properties, respectively.  The gas price was also adjusted for heating values by area.  Oil basis differentials were forecast as -$6.33 per barrel for the Appalachia properties, -$6.00 per barrel for the Kansas properties, and -$1.70 per barrel for the Searight / Hotulke properties in Oklahoma.

  Operating costs were based on an analysis by Postrock Energy Corporation and were accepted as furnished.  Lease operating expenses were forecast by route for the Cherokee Basin properties at an average of $517 per well per month for the gas wells and $533 to $1,250 per well per month for the oil wells.  Lease operating expenses of $236 per well per month were applied for the Appalachia properties, while those at Searight / Hotulke were forecast at approximately $3,900 per well per month plus $0.14 per barrel of water.  Gas gathering expenses of $0.68 per Mcf were applied to the Cherokee Basin properties and appear in the “Other Deductions” column in the attached economics.  No shrinkage was applied to the Cherokee Basin net gas volumes since the forecasts are based on historical sales volumes. State severance tax rates were forecast as 2.75% for Kansas, 7.12% for West Virginia, and 5.58% to 7.20% for Oklahoma (before abatements).  Ad valorem tax rates of 3.35% and 2.81% were applied for the Kansas and West Virginia properties, respectively.

Drilling, completion and infrastructure costs were based on an analysis by Postrock Energy Corporation and were accepted as furnished.  The PDNP reserves are associated with wells in various stages of completion, behind-pipe zones in existing producing wells, and shut-in wells requiring capital for production commencement.  Neither expenses nor investments were escalated.  The cost of plugging and the salvage value of equipment have not been considered.

The proved reserve classifications conform to criteria of the SEC regulation.  The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations).  The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein.  In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience.  Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  An on-site field inspection of the properties has not been performed.  The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc.  Possible environmental liability related to the properties has not been investigated nor considered.

Evaluation Summary

Postrock Energy Corporation

The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that  the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Postrock Energy Corporation. Ownership interests were supplied by Postrock Energy Corporation and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement these data.  The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693

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